UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 17)*
CUMULUS MEDIA INC.
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
231082108
(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
3280 Peachtree Road, N.W., Suite 2300
Atlanta, Georgia 30305
(404) 949-0700
with a copy to:
Mark L. Hanson, Esq.
Jones Day
1420 Peachtree St., N.E., Suite 800
Atlanta, Georgia 30309
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	231082108	Page	2	of	10	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,575,167

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,575,167

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,585,167

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	3	of	10	Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Sr. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		6,999,944

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,999,944

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,999,944

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	231082108	Page	4	of	10	Pages

1	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13D
Explanatory Note
     The reporting persons are filing this Amendment No. 17 to Schedule 13D to (i) update the information previously contained in Item 3 and Item 5 with respect to the holdings of certain of the reporting persons with respect to shares of the Class A Common Stock, par value $.01 per share, of Cumulus Media Inc. (the “Company”) (the “Class A Common Stock”), and (ii) report the exchange of certain options to purchase shares of Class A Common Stock by Lew Dickey, Jr. for new options and time-vested restricted shares in an exchange offer conducted by the Company.
Item 1. Security and Issuer
     This statement relates to the Class A Common Stock of the Company. The principal executive offices of the Company are located at 3280 Peachtree Road, N.W., Suite 2300, Atlanta, Georgia 30305.

Item 3. Source and Amount of Funds or other Consideration
     Item 3 is hereby amended and supplemented as follows:
     From December 22, 2008 through December 30, 2008 the Lewis W. Dickey, Sr. Revocable Trust (the “Trust”), of which Lew Dickey, Sr. is trustee, purchased an aggregate of 47,515 shares of Class A Common Stock for an aggregate purchase price of approximately $81,264. Trust funds held by the Trust were the sole source of funds used to acquire the aforementioned shares of Class A Common Stock.
     On December 30, 2008, Lew Dickey, Jr. participated in an exchange offer conducted by the Company, in which he exchanged eligible options to purchase 1,350,000 shares of Class A Common Stock for new options to purchase 203,686 shares and 69,244 time-vested restricted shares of Class A Common Stock. No other consideration was used to purchase the new options and restricted shares.
Item 5. Interest in Securities of the Issuer
     Item 5(a) and (c) are hereby amended and restated to read as follows:
     (a) For purposes of calculating the percentages set forth in this Item 5, (i) the number of shares of Class A Common Stock outstanding is assumed to be 36,032,902 and the number of shares of the Company’s Class C Common Stock, par value $.01 per share (the “Class C Common Stock”) is assumed to be 644,871 (which represents the shares of Class A Common

Stock and Class C Common Stock outstanding as of October 31, 2008, as represented on the front cover to the Company’s quarterly report on Form 10-Q for the period ended September 30, 2008).
     Lewis W. Dickey, Jr.
     Lew Dickey, Jr. is deemed to beneficially own 3,585,167 shares of Class A Common Stock as follows:
•	2,400,296 shares of Class A Common Stock directly owned;

•	options to purchase 30,000 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 500,000 shares of Class C Common Stock, which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Lew Dickey, Jr. in his capacity as manager of DBBC.
     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Lew Dickey, Jr. would be deemed to beneficially own 3,585,167 shares, or 9.8% of the outstanding shares of Class A Common Stock.
     Lewis W. Dickey, Sr.
     Lew Dickey Sr. is deemed to beneficially own 6,999,944 shares, or 19.4%, of the outstanding shares of Class A Common Stock, as follows:
•	884,000 shares of Class A Common Stock directly owned; and

•	6,115,944 shares of Class A Common Stock directly owned by the Trust, of which he is trustee.

     DBBC, L.L.C.
     DBBC is deemed to beneficially own 10,000 shares of Class A Common Stock, representing less than 1% of the outstanding shares of Class A Common Stock. As sole manager of DBBC, Lew Dickey, Jr. has voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by DBBC.
     As a result of the reporting persons’ intent described in Item 4, the reporting persons may collectively be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Act. As a consequence, each reporting person may be deemed to beneficially own all shares of

Class A Common Stock beneficially owned by each other reporting person. Assuming exercise of all of the above-described options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting persons would collectively beneficially own, in the aggregate, 28.5% of the issued and outstanding Class A Common Stock. Other than as set forth in this Item 5, each reporting person hereby disclaims beneficial ownership of Class A Common Stock owned by any other reporting person.
     Other than as set forth above with respect to Lew Dickey, Jr., none of the shares of Class A Common Stock reported in this Item 5 are shares as to which any reporting person has a right to acquire that is exercisable within 60 days. None of the reporting persons beneficially owns any shares of Class A Common Stock other than as set forth herein.
     (c) Except as described below, none of the reporting persons has had any transactions in the Class A Common Stock during the past 60 days. Lew Dickey, Sr. engaged in various open market transactions in the past 60 days, the following details of which are summarized below: (1) the type of transaction effected, (2) the execution date of the transaction, (3) the price per share at which the transactions were effected, and (4) the total amount of shares that were the subject of each such transaction.

Buy/Sell	Executed Date	Price/Share	Quantity
Buy	12/22/2008	$1.4500	50
Buy	12/22/2008	1.4700	425
Buy	12/22/2008	1.4800	700
Buy	12/22/2008	1.4900	3767
Buy	12/22/2008	1.5000	3200
Buy	12/22/2008	1.5100	600
Buy	12/22/2008	1.5200	5336
Buy	12/22/2008	1.5300	1950
Buy	12/22/2008	1.5400	700
Buy	12/22/2008	1.5500	1155
Buy	12/22/2008	1.5600	1250
Buy	12/22/2008	1.5700	2050
Buy	12/22/2008	1.5800	550
Buy	12/22/2008	1.5900	50
Buy	12/22/2008	1.6500	500
Buy	12/22/2008	1.6900	66
Buy	12/22/2008	1.7000	100
Buy	12/22/2008	1.7100	250
Buy	12/22/2008	1.7200	50
Buy	12/22/2008	1.7300	550
Buy	12/22/2008	1.7500	200
Buy	12/22/2008	1.7600	1450
Buy	12/22/2008	1.7700	1750
Buy	12/22/2008	1.7800	2513
Buy	12/22/2008	1.7900	705
Buy	12/22/2008	1.8000	703
Buy	12/22/2008	1.8050	150
Buy	12/22/2008	1.8100	150
Buy	12/22/2008	1.8200	300
Buy	12/22/2008	1.8300	2730
Buy	12/22/2008	1.8350	100
Buy	12/22/2008	1.8400	1700
Buy	12/22/2008	1.8500	500
Buy	12/23/2008	1.7600	450
Buy	12/23/2008	1.7700	300
Buy	12/23/2008	1.7800	701
Buy	12/23/2008	1.7900	287
Buy	12/23/2008	1.8300	250
Buy	12/23/2008	1.8400	83
Buy	12/23/2008	1.8500	350
Buy	12/23/2008	1.8600	650
Buy	12/23/2008	1.8700	800
Buy	12/23/2008	1.8800	500
Buy	12/23/2008	1.8900	150
Buy	12/23/2008	1.9200	492
Buy	12/23/2008	1.9300	150
Buy	12/23/2008	1.9400	50
Buy	12/23/2008	1.9500	50
Buy	12/23/2008	1.9600	950

Buy/Sell	Executed Date	Price/Share	Quantity
Buy	12/23/2008	$1.9700	447
Buy	12/23/2008	1.9800	953
Buy	12/23/2008	1.9900	500
Buy	12/23/2008	2.0000	111
Buy	12/23/2008	2.0700	250
Buy	12/23/2008	2.1000	200
Buy	12/23/2008	2.1200	200
Buy	12/23/2008	2.1300	250
Buy	12/23/2008	2.1400	200
Buy	12/23/2008	2.3000	100
Buy	12/23/2008	2.3200	200
Buy	12/23/2008	2.3400	200
Buy	12/23/2008	2.3500	150
Buy	12/23/2008	2.3700	200
Buy	12/23/2008	2.4000	350
Buy	12/23/2008	2.4100	150
Buy	12/24/2008	2.0000	591

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person certifies that the information set forth in this statement is true, complete and correct.
Dated: January 6, 2009

/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.

*

Lewis W. Dickey, Sr.

DBBC, L.L.C.

By: Name:	/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr.
Title:	Manager

*By:	/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.
as Attorney-in-Fact